

Mail Stop 3561

May 18, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Hermann Waldemer
Chief Financial Officer
Philip Morris International Inc.
120 Park Avenue
New York, New York 10017

  Re: Philip Morris International Inc.
    Form 10-K for the year ended December 31, 2009
    File No. 001-33708

Dear Mr. Waldemer:

  We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Hermann Waldemer
Philip Morris International Inc.
May 18, 2010
Page 2

Form 10-K for the Year Ended December 31, 2009

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Operating Results

2009 compared with 2008, page 22
1. Your discussion of consolidated results here as well as your discussion of results on a segmented basis beginning on page 31 is dense, and could potentially benefit from tabular disclosure of the items currently discussed in narrative form. Please consider revising your presentation of changes in each major income statement caption to tabular format accompanied by footnote explanation as necessary for clarity.

Financial Statements

Footnotes to Consolidated Financial Statements

Note 1. Background and Basis of Presentation, page 50

2. We assume, from your disclosure under "Basis of Presentation," that you hold no interests in VIEs. Please confirm or advise, supplementally and in detail.

Note 3. Goodwill and Intangible Assets, net, page 52

3. From your disclosure in the table here and in the narrative on page 53, it appears the average useful life of your amortizable intangible assets is approximately 20 years. Please revise your disclosure to specifically state the range of useful lives by major class of amortizable intangible asset. The major asset classes should correspond to your related disclosure later in this note where you identify the major classes as trademarks, distribution networks, and non-compete agreements; the identification of these types of intangibles should be accompanied by their average useful lives. Please provide us with a draft of your proposed revised disclosure with your response.

4. As a related matter, in your response, please justify the application of the useful lives assigned to each major class of intangible asset. Your response should include relevant data such as contract terms, historical experience, and any other major factors used in your decision process.

Note 7. Indebtedness, page 56

5. Please explain to us in your response why you classified $1,020 million of short term
    debt as long term in your balance sheet as of December 31, 2008.

6. As a related matter, we note that your borrowing facility enables you to reclassify
    short-term debt to long-term debt. As you elected to do so as of December 31, 2008,
    it appears that you should have included the reclassified balance in your table of
    Aggregate Contractual Obligations as presented in the MD&A section of your Form
    10-K for fiscal 2008. Please revise your presentation accordingly in future filings, as
    applicable. Alternatively, please provide us with support for this apparent
    inconsistency.

Note 9. Stock Plans, page 58

7. We note that, within your discussion of stock option plans, you discuss the number of
    shares issued by PMI subject to options of 28,336,348 at March 31, 2008. We also
    note that your tabular disclosure that shows options activity during fiscal 2009 begins
    with 23,298,249 shares subject to option at January 1, 2009. Consideration should be
    given to revising your disclosure to also present disclosure for the period March 31,
    2008 through January 1, 2009 as there appears to be option activity during that
    period. Please give similar consideration to also expanding your disclosure related to
    restricted and deferred stock.

Note 12 – Segment Reporting, page 61

8. Please confirm to us that the report of segment operating results reviewed by the
    Chief Operating Decision Maker (as defined in FASB ASC 280-10) does not allocate
    amortization of intangible assets and gain on sale of leasing business to the
    appropriate segment.

Form 10-Q for Quarter Ended March 31, 2010

Financial Statements

Note 7. Acquisitions and Other Business Combinations, page 19

9. We note that you have elected to account for the redeemable noncontrolling interests
    in PMFTC Inc. at the undiscounted amount. Please further describe to us how you
    intend to value and account for this balance on an ongoing basis and cite your basis in
    GAAP for your proposed accounting.

Schedule 14A

2009 Performance and Executive Compensation Decisions, page 33

10. We note that you establish performance targets in order for your executive officers to achieve their incentive compensation for 2009. We further note that you achieved your market share target in your top 30 OCI markets for 2009, "with more than two thirds registering a stable or growing trend." In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn their compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda Ravitz at 202-551-3412 if you have questions regarding comments on legal matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief